BRUCE FUND, INC.
20 North Wacker Drive
Suite 2414
Chicago, Illinois  60606
(312) 236-9160

October 25, 2010

EDGAR CORRESPONDENCE

Chad Eskildsen
Securities & Exchange Commission
Division of Investment Management
450 5th Street, NW
Washington, DC  20549

Re:  Bruce Fund, Inc. (SEC File Nos. 811-1528 and 2-27183)

Dear Mr. Eskildsen:

In response to your comments regarding the Post-Effective Amendment No. 34 to the registration statement on Form N-1A for Bruce Fund, Inc, we have made all of the following changes, finding no disagreements with your findings:

1.  Deleted the Fund address and website on the Prospectus cover page.

2.  Deleted description paragraph of prospectus also on the cover page.

3. Deleted management fee footnote and clarified expense fees footnote in the     Summary Section of prospectus.

4. We have clarified the discussion of our maturity strategies for zero coupon government securities.

5.  We have expanded the discussion of other debt securities including credit quality considerations.

6.  Removed sentence in Principal Risks dealing with FDIC insurance or guarantee.

7.  Included before and after tax reference in performance section, removed Russell 2000 comparator and moved current performance paragraph to beginning of section.

8.  Deleted investment team reference in portfolio management section.

9.  Reordered the principal investment strategies section, moving long term capital appreciation to the fore.

10.  Changed the SEC, Public Reference Room phone number.

11.  Expanded discussion on Board structure, risk oversight and appropriateness.

12.  More specific discussion of Board member qualification and application to Fund oversight.

We hereby confirm that the Prospectus contains no disclosure pursuant to Form N-1A, Item 8, “Financial Intermediary Compensation”, because neither the Fund nor any of its related companies pay financial intermediaries for the sale of Fund shares or related services.

In connection with these responses we hereby state that:
-the fund is responsible for the accuracy and adequacy of the disclosures in the filings
-staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
-the fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

If you have any questions regarding the filing, please contact me at (312) 236-9160.

Sincerely,

/s/ R. Jeffrey Bruce

R. Jeffrey Bruce
Vice President and Secretary